

August 3, 2011

Via E-mail
Jane Jie Sun
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re:** **Ctrip.com International, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-33853**

Dear Ms. Sun:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 42

1.      We note that you provide little or no discussion of cash provided by operating activities. In this regard, we note significant fluctuations in accounts receivable, accounts payable and advances from customers yet the reasons for such large changes and how they impacted operating cash flow has not been disclosed. Please tell us how you considered expanding your disclosures to include discussion of the underlying reasons for each material change to better explain the variability in your cash flows. We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.

2.      We note that your PRC subsidiaries are permitted to pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations.  Please tell us how you considered providing disclosure similar to that on page F-21 within your liquidity disclosures. Refer to Item 5.B.1(b) of Form 20-F.

3.      We note that your ability to fund operations and to pay dividends depends upon dividends paid by your PRC subsidiaries.  Please tell us how you considered disclosing how your PRC subsidiaries earn revenue. In this regard, your disclosure would describe how earnings of the consolidated affiliated entities flow through your corporate structure.  Also, pursuant to your risk factor disclosure on page 18, we note that the PRC government controls the convertibility of the RMB into foreign currencies.  Tell us how you considered disclosing the impact that this control may have on the flow of cash from your PRC entities.

4.      Tell us how you considered providing disclosures describing the restrictions imposed by statutory limits on the loans to your PRC subsidiaries as described in the risk factor on page 30 and how such restrictions could materially and adversely affect your liquidity and ability to fund operations. In your discussion, include a quantitative or qualitative analysis to provide investors with sufficient information to understand the amount of statutory limits and whether it is reasonably likely that the company would exceed these limits.

Item 18.  Financial Statements

Notes to the Consolidated Financial Statements

Major variable interest entities, page F-8

5.      We note that you have concluded that you are the primary beneficiary of the VIEs listed on page F-7.  Please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law.  If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly.  Refer to ASC 810-10-50-2AA.

6.      Explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance. Refer to ASC 810-10-50-2AA.  For example, we note your disclosures on page 15 where you indicate that if you or affiliated Chinese entities were found to be in violation of PRC regulations, the relevant PRC regulatory authorities could, among other things, revoke you or your affiliated Chinese entities business licenses, discontinue any portion or all of your value-added telecommunications, air-ticketing, travel agent or advertising businesses or could require you to restructure your ownership structure.  Please tell us how your current disclosures address the impact

such actions may have on you and on your ability to consolidate the affiliated Chinese entities.

7.      We note your risk factor disclosures on pages 15 and 19 regarding the uncertainties in the PRC legal system.  Please tell us how you considered including a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your affiliated Chinese entities fail to perform their obligations under the contractual arrangements.  Refer to ASC 810-10-50-2AA.

8.      We note your disclosure on page F-9 of the key agreements you have with your VIEs. Please tell us how you considered providing additional details for each contract including, but not limited to, the contractual term of each contract, whether each contract is renewable including which party has the renewal rights, and whether any party has a right to terminate the contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief